SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Newell Brands Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

651229 10 6
(CUSIP Number)

Louie Pastor
Deputy General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 18, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
6,658,602 (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
6,658,602 (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,658,602 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.37%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
6,658,602 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
6,658,602 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,658,602 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.37%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
6,658,602 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
6,658,602 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,658,602 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.37%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
10,836,710 (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
10,836,710 (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,836,710 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.23%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
10,836,710 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
10,836,710 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,836,710 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.23%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
15,797,701 (includes Shares underlying forward contracts. See Item 5)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
15,797,701 (includes Shares underlying forward contracts. See Item 5)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,797,701 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 3.26%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
15,797,701 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
15,797,701 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,797,701 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.26%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,634,411 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.49%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,634,411 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.49%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,634,411 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.49%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,634,411 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.49%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
26,634,411 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,634,411 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.49%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
33,293,013 (includes Shares underlying forward contracts. See Item 5)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
33,293,013 (includes Shares underlying forward contracts. See Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,793,013 (includes Shares underlying forward contracts. See Item 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.96%*

14 TYPE OF REPORTING PERSON
IN

* Includes 500,000 Shares beneficially owned by Brett Icahn, who may be considered to have formed a "group" with the other Reporting Persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), by virtue of his being a party to the Nomination Agreement (as defined below). The Reporting Persons other than Brett Icahn expressly disclaim beneficial ownership of the 500,000 Shares beneficially owned by Brett Icahn, who expressly retains sole voting and dispositive power over such Shares.

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Brett Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
500,000

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
500,000

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,793,013 (includes Shares underlying forward contracts. See Item 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.96%*

14 TYPE OF REPORTING PERSON
IN

* Includes 33,293,013 Shares beneficially owned by all of the Reporting Persons other than Brett Icahn, who may be considered to have formed a "group" with Brett Icahn within the meaning of Section 13(d)(3) of the Act by virtue of his being a party to the Nomination Agreement. Brett Icahn expressly disclaims beneficial ownership of the 33,293,013 Shares beneficially owned by the other Reporting Persons, who expressly collectively retain sole voting and dispositive power over such Shares.

SCHEDULE 13D

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of Common Stock, par value $1.00 per share ("Shares"), issued by Newell Brands Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2018 (the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following:

The Reporting Persons also include Brett Icahn, a citizen of the United States of America, who may be considered to have formed a "group" with the other Reporting Persons within the meaning of Section 13(d)(3) of the Act by virtue of his being a party to the Nomination Agreement. The principal business address of Brett Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Brett Icahn's present principal occupation or employment is serving as a consultant for Icahn Enterprises, where he exclusively provides investment advice to Carl C. Icahn with respect to the investment strategy for Icahn Enterprises' Investment segment and with respect to capital allocation across Icahn Enterprises' various operating subsidiaries.

Brett Icahn has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 33,793,013 Shares (including Shares underlying forward contracts). Of such Shares, 30,279,791 Shares were purchased by the Reporting Persons (other than Brett Icahn) collectively for an aggregate purchase price of approximately $829.7 million. An additional 3,013,222 Shares may be deemed beneficially owned by the Reporting Persons (other than Brett Icahn) as a result of their having entered into forward contracts (the "Forwards") with respect to such number of Shares at a forward price of $23.00 per share, for an aggregate forward price of approximately $69.3 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.  In addition, the relevant Reporting Persons paid the counterparty to the Forwards an aggregate amount of approximately $17.2 million upon entering into such Forwards.

The remaining 500,000 Shares are beneficially owned by Brett Icahn, who may be considered to have formed a "group" with the other Reporting Persons within the meaning of the Act by virtue of his being a party to the Nomination Agreement. Of the 500,000 Shares beneficially owned by Brett Icahn, 250,000 of such Shares are beneficially owned by a charitable foundation controlled by Brett Icahn. The Reporting Persons other than Brett Icahn expressly disclaim beneficial ownership of the 500,000 Shares beneficially owned by Brett Icahn, who expressly retains the sole voting and investment power over the Shares that he beneficially owns. In addition, Brett Icahn expressly disclaims beneficial ownership of the 33,293,013 Shares (including Shares underlying forward contracts) beneficially owned by the other Reporting Persons, who collectively expressly retain the sole voting and investment power over the Shares that they beneficially own.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 18, 2018, the Reporting Persons entered into a Director Appointment and Nomination Agreement (the "Nomination Agreement") with the Issuer. In addition, on March 19, 2018, the Issuer issued a press release (the "Press Release") related to the Nomination Agreement. Copies of the Nomination Agreement and Press Release are filed herewith as exhibits and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 33,793,013 Shares (including Shares underlying forward contracts), representing approximately 6.96% of the Issuer's outstanding Shares (based upon the 485.2 million Shares stated to be outstanding as of January 31, 2018 by the Issuer in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2018).

(b) High River has sole voting power and sole dispositive power with regard to 6,658,602 Shares (including Shares underlying forward contracts). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 10,836,710 Shares (including Shares underlying forward contracts). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 15,797,701 Shares (including Shares underlying forward contracts). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Brett Icahn has sole voting power and sole dispositive power with regard to 500,000 Shares, including 250,000 Shares beneficially owned by a charitable foundation controlled by Brett Icahn. None of the other Reporting Persons has shared voting power or shared dispositive power with regard to such Shares

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Brett Icahn may be considered to have formed a "group" with the other Reporting Persons within the meaning of the Act by virtue of his being a party to the Nomination Agreement. As a result, Brett Icahn may be deemed to indirectly beneficially own the Shares which High River, Icahn Master and Icahn Partners directly beneficially own, and Carl C. Icahn may be deemed to indirectly beneficially own the Shares which Brett Icahn directly beneficially owns (including the Shares directly beneficially owned by a charitable foundation controlled by Brett Icahn). However, Brett Icahn expressly disclaims beneficial ownership of all Shares directly beneficially owned by High River, Icahn Master and Icahn Partners for all purposes, and Carl C. Icahn expressly disclaims all Shares directly beneficially owned by Brett Icahn (including the Shares directly beneficially owned by a charitable foundation controlled by Brett Icahn) for all purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	01/25/2018	200,000.00	$25.03
High River Limited Partnership	01/26/2018	200,000.00	25.98
High River Limited Partnership	01/26/2018	140,000.00	25.98
High River Limited Partnership	01/29/2018	50,000.00	25.35
High River Limited Partnership	01/29/2018	50,000.00	25.35
High River Limited Partnership	01/29/2018	100,000.00 (1)	25.48 (2)
High River Limited Partnership	01/31/2018	160,000.00 (1)	26.34 (2)
High River Limited Partnership	02/01/2018	450,000.00 (1)	27.28 (2)
High River Limited Partnership	02/02/2018	500,000.00 (1)	27.71 (2)
High River Limited Partnership	02/05/2018	770,969.00 (1)	27.14 (2)
High River Limited Partnership	02/06/2018	204,158.00 (1)	26.60 (2)
High River Limited Partnership	02/08/2018	200,000.00 (1)	28.05 (2)
High River Limited Partnership	02/09/2018	308,140.00 (1)	26.82 (2)
High River Limited Partnership	02/16/2018	200,000.00 (1)	28.21 (2)
High River Limited Partnership	02/26/2018	126,754.00 (1)	27.11 (2)
High River Limited Partnership	02/27/2018	281,283.00 (1)	27.09 (2)
High River Limited Partnership	02/28/2018	91,963.00 (1)	26.46 (2)
High River Limited Partnership	03/09/2018	137,457.00 (1)	27.16 (2)
High River Limited Partnership	03/12/2018	444,053.00 (1)	28.49 (2)
High River Limited Partnership	03/12/2018	13,000.00	28.70
High River Limited Partnership	03/13/2018	889,925.00 (1)	28.83 (2)
High River Limited Partnership	03/14/2018	423,656.00 (1)	28.59 (2)
High River Limited Partnership	03/15/2018	5,288,358.00 (3)	27.68 (2)
High River Limited Partnership	03/15/2018	451,244.00 (4)	28.63 (5)
High River Limited Partnership	03/16/2018	114,600.00	28.99
High River Limited Partnership	03/16/2018	151,400.00 (4)	28.89 (5)

Icahn Partners LP	01/25/2018	474,602.00	$25.03
Icahn Partners LP	01/26/2018	474,602.00	25.98
Icahn Partners LP	01/26/2018	332,222.00	25.98
Icahn Partners LP	01/29/2018	118,651.00	25.35
Icahn Partners LP	01/29/2018	118,650.00	25.35
Icahn Partners LP	01/29/2018	237,301.00 (1)	25.48 (2)
Icahn Partners LP	01/31/2018	379,682.00 (1)	26.34 (2)
Icahn Partners LP	02/01/2018	1,067,412.00 (1)	27.28 (2)
Icahn Partners LP	02/02/2018	1,186,342.00 (1)	27.71 (2)
Icahn Partners LP	02/05/2018	1,829,143.00 (1)	27.14 (2)
Icahn Partners LP	02/06/2018	484,393.00 (1)	26.60 (2)
Icahn Partners LP	02/08/2018	474,527.00 (1)	28.05 (2)
Icahn Partners LP	02/09/2018	731,105.00 (1)	26.82 (2)
Icahn Partners LP	02/16/2018	474,528.00 (1)	28.21 (2)
Icahn Partners LP	02/26/2018	300,740.00 (1)	27.11 (2)
Icahn Partners LP	02/27/2018	667,382.00 (1)	27.09 (2)
Icahn Partners LP	02/28/2018	218,196.00 (1)	26.46 (2)
Icahn Partners LP	03/09/2018	325,669.00 (1)	27.16 (2)
Icahn Partners LP	03/12/2018	1,053,527.00 (1)	28.49 (2)
Icahn Partners LP	03/12/2018	30,843.00	28.70
Icahn Partners LP	03/13/2018	2,111,368.00 (1)	28.83 (2)
Icahn Partners LP	03/14/2018	1,005,136.00 (1)	28.59 (2)
Icahn Partners LP	03/15/2018	12,546,451.00 (3)	27.68 (2)
Icahn Partners LP	03/15/2018	1,070,589.00 (4)	28.63 (5)
Icahn Partners LP	03/16/2018	271,891.00	28.99
Icahn Partners LP	03/16/2018	359,200.00 (4)	28.89 (5)

Icahn Partners Master Fund LP	01/25/2018	325,398.00	$25.03
Icahn Partners Master Fund LP	01/26/2018	325,398.00	25.98
Icahn Partners Master Fund LP	01/26/2018	227,778.00	25.98
Icahn Partners Master Fund LP	01/29/2018	81,349.00	25.35
Icahn Partners Master Fund LP	01/29/2018	81,350.00	25.35
Icahn Partners Master Fund LP	01/29/2018	162,699.00 (1)	25.48 (2)
Icahn Partners Master Fund LP	01/31/2018	260,318.00 (1)	26.34 (2)
Icahn Partners Master Fund LP	02/01/2018	732,588.00 (1)	27.28 (2)
Icahn Partners Master Fund LP	02/02/2018	813,658.00 (1)	27.71 (2)
Icahn Partners Master Fund LP	02/05/2018	1,254,733.00 (1)	27.14 (2)
Icahn Partners Master Fund LP	02/06/2018	332,238.00 (1)	26.60 (2)
Icahn Partners Master Fund LP	02/08/2018	325,473.00 (1)	28.05 (2)
Icahn Partners Master Fund LP	02/09/2018	501,456.00 (1)	26.82 (2)
Icahn Partners Master Fund LP	02/16/2018	325,472.00 (1)	28.21 (2)
Icahn Partners Master Fund LP	02/26/2018	206,276.00 (1)	27.11 (2)
Icahn Partners Master Fund LP	02/27/2018	457,748.00 (1)	27.09 (2)
Icahn Partners Master Fund LP	02/28/2018	149,658.00 (1)	26.46 (2)
Icahn Partners Master Fund LP	03/09/2018	224,159.00 (1)	27.16 (2)
Icahn Partners Master Fund LP	03/12/2018	722,685.00 (1)	28.49 (2)
Icahn Partners Master Fund LP	03/12/2018	21,157.00	28.70
Icahn Partners Master Fund LP	03/13/2018	1,448,331.00 (1)	28.83 (2)
Icahn Partners Master Fund LP	03/14/2018	689,490.00 (1)	28.59 (2)
Icahn Partners Master Fund LP	03/15/2018	8,606,982.00 (3)	27.68 (2)
Icahn Partners Master Fund LP	03/15/2018	734,389.00 (4)	28.63 (5)
Icahn Partners Master Fund LP	03/16/2018	186,509.00	28.99
Icahn Partners Master Fund LP	03/16/2018	246,400.00 (4)	28.89 (5)

Brett Icahn	02/06/2018	100,000.00	$26.61
Brett Icahn	02/08/2018	150,000.00	$27.89
Brett Icahn	02/08/2018	200,000.00 (6)	$27.98
Brett Icahn	02/09/2018	50,000.00 (6)	$26.53

(1)	Represents Shares to be acquired pursuant to a forward contract. These forward contracts would have expired on January 28, 2020.

(2)
Represents a forward price of $23.00 per Share, plus the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract.  The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Person paid a financing charge to the counterparty to such forward contract.

(3)
Represents Shares acquired pursuant to a forward contract, including each forward contract described in footnote (1) above. These forward contracts were set to expire on January 28, 2020. On March 15, 2018, the Reporting Persons exercised such forward contracts for an aggregate of 26,441,791 Shares at an exercise price of $23.00 per Share.

(4)	Represents Shares to be acquired pursuant to a forward contract. These forward contracts expire on January 28, 2020.

(5)
Represents a forward price of $23.00 per Share, plus the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract.  The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Person will pay a financing charge to the counterparty to such forward contract.

(6)	Represents Shares purchased by a charitable foundation controlled by Brett Icahn.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1. Director Appointment and Nomination Agreement between the Reporting Persons and the Issuer (incorporated by reference to Exhibit 99.1 to the Form 8−K filed by the Issuer with the Securities and Exchange Commission on March 19, 2018).

2. Press Release issued by the Issuer on March 19, 2018 (incorporated by reference to Exhibit 99.2 to the Form 8−K filed by the Issuer with the Securities and Exchange Commission on March 19, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2018

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

/s/ Brett Icahn
BRETT ICAHN

[Signature Page of Amendment No. 1 to Schedule 13D – Newell Brands Inc.]